Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256166

PROXY STATEMENT/PROSPECTUS

Supplement No. 1 to the Proxy Statement/Prospectus Dated July 22, 2021

This supplement (this “Supplement”) supplements the proxy statement/prospectus dated July 27, 2021 (the “proxy statement/prospectus”) that was mailed by Net Element, Inc., a Delaware corporation (“Net Element”), to its stockholders on or about July 26, 2021 in connection with the special meeting of Net Element to approve the proposed merger (the “Merger”) under the terms of the Second Amended and Restated Agreement and Plan of Merger dated as of July 20, 2021, as amended, (the “Restated Merger Agreement”) by and among Net Element, Mullen Acquisition, Inc., a California corporation and wholly-owned subsidiary of Net Element (“Merger Sub”), Mullen Technologies, Inc., a California corporation (“Mullen Technologies”) and Mullen Automotive, Inc., a California corporation and a wholly-owned subsidiary of Mullen Technologies (“Mullen”). Pursuant to the Merger Agreement, Merger Sub will merger with and into Mullen, with Mullen continuing as a wholly-owned subsidiary of Net Element. Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the proxy statement/prospectus.

THIS SUPPLEMENT DOES NOT AFFECT THE SPECIAL MEETING DATE, WHICH WILL BE HELD THURSDAY AUGUST 26, 2021 AT 11:00 AM EASTERN STANDARD TIME AT 3363 NE 163RD, SUITE 606, NORTH MIAMI BEACH, FLORIDA 33160.

You do not have to take any action if you have previously voted and do not wish to change your vote. If you have already voted or given your proxy and wish to change your vote, you should follow the procedures described in the proxy statement/prospectus. If you have not already voted, we urge you to vote even if you do not plan on attending the special meeting. YOUR VOTE IS IMPORTANT. EVEN IF YOU HOLD YOUR SHARES IN “STREET NAME,” WE URGE YOU TO PROVIDE VOTING INSTRUCTIONS ON EACH OF THE PROPOSALS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS TO ENSURE YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

This Supplement is not complete without the proxy statement/prospectus. This Supplement should be read in conjunction with the proxy statement/prospectus and is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the proxy statement/prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 22 OF THE PROXY STATEMENT/PROSPECTUS FOR A SUMMARY OF CERTAIN RISKS YOU SHOULD CONSIDER IN CONNECTION WITH THE MERGER.

The date of this Supplement is August 19, 2021.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the proxy statement/prospectus, which should be read in its entirety. Page references in the below disclosures are to the proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the proxy statement/prospectus. Without admitting in any way that the disclosures below are material, Net Element makes the following amended and supplemental disclosures:

1.

The following supplemental disclosure is added after the third paragraph on page 79 of the proxy statement/prospectus immediately prior to the subheading “Schedule A to the Merger Agreement reads in full as follows:” to summarize the terms of Amendment No. 1 to the Second Amended and Restated Merger Agreement.

On August 18, 2021, the parties entered into the First Amendment (the “Amendment”) to the Restated Merger Agreement. The Amendment amends (i) subsection (c) of Section 1.04 of the Restated Merger Agreement and Exhibit F to the Restated Merger Agreement that contains the proposed amendment and restatement of Net Element’s Proposed Amended and Restated Charter to provide that the Series A Preferred Stock will have a liquidation preference of $0.10 per share of Series A Preferred Stock; and (ii) subsection (b) of Section 6.07 of the Restated Merger Agreement to provide that the period during which Net Element shall maintain in effect the current directors’ and officers’ liability insurance policies is at least six years from the Merger Effective Time.

The forgoing description of the Amendment and the transactions thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment and the Restated Merger Agreement, both of which are attached as Annex A of this proxy statement/prospectus.

2.

The following supplemental disclosure is added to replace in its entirety the third sentence in the last paragraph under the heading “PROPOSAL NO. 1—THE MERGER AGREEMENT PROPOSAL—Background of the Merger” on page 89 of the proxy statement/prospectus to clarify that none of Mr. Martinez, Dr. Ahmad or TOA Trading received or are due any compensation from Net Element.

None of Mr. Martinez, Dr. Ahmad or TOA Trading received or are due any compensation from Net Element in connection with the Merger or the referral of Mullen Technologies, Inc. as a potential merger partner.

3.

The following supplemental disclosure is added after the last paragraph under the heading “PROPOSAL NO. 1—THE MERGER AGREEMENT PROPOSAL—Background of the Merger” on page 91 of the proxy statement/prospectus to provide further information surrounding Mr. Ash’s resignation from the board of directors of Net Element.

Mr. Ash’s Resignation

At the Net Element Board meeting on June 12, 2020 (the “Meeting”), Mr. Ash stated that the merger opportunity seemed valuable and interesting but expressed concerns with entering into a binding Term Sheet, particularly since the Board had not yet been furnished financial information about Mullen. Mr. Firer responded that while the Term Sheet was binding, which obligated Net Element and Mullen to negotiate in good faith the contemplated definitive agreements, such agreements and the transaction would be subject to due diligence, a fairness opinion, and various other conditions.

Mr. Firer further stated that he had done sufficient due diligence to get the proposed transaction to this point and that the binding nature of the Term Sheet had been a requirement of Mullen. Mr. Ash reasserted concerns that the binding nature of the Term Sheet did not give sufficient time for him to obtain additional due diligence and requested that the Board have three additional days to do additional due diligence on Mullen prior to voting on the draft term sheet. Mr. Firer responded that he and Net Element’s management had performed such initial preliminary diligence on Mullen as was possible and available to them, including background investigation, but because Mullen is a private company, Mullen would only provide additional non-public information after the binding Term Sheet was signed.

Another director, Mr. Najarian, asked whether it was possible that the opportunity would be lost if Net Element did not sign the Term Sheet, to which Mr. Firer responded that the opportunity would likely be lost if the binding Term Sheet was not signed. Mr. Firer also reminded the Board that he and Net Element’s management had been in discussions regarding multiple merger opportunities, per a prior mandate from the Board, but that the Term Sheet with Mullen represented the best and only viable offer for a merger that was on the table.

Subsequently, the directors discussed making a decision on the Term Sheet approval in reliance on the preliminary due diligence and assurances made by the CEO as well as the fact that the definitive agreements’ approval would be subject to customary full diligence. The Board, including Mr. Ash, then unanimously voted to approve the binding Term Sheet and proceed with negotiating the definitive agreements contemplated by the Term Sheet.

At the next Net Element Board meeting on July 10, 2020 (the “Subsequent Meeting”), the Board received an update on the negotiations with and diligence on Mullen and to appoint an additional Board member. Mr. Firer made a presentation to the Board laying out the basics of the proposed transaction with Mullen and provided certain Mullen historical financial data. He mentioned a contemplated restructuring on the part of Mullen that was anticipated to clean up its capitalization table and rectify its negative stockholders’ equity. Mr. Ash noted that he had asked for but had yet to see the financial statements of Mullen. Mr. Ash reiterated his other continuing concerns, including his desire to review the back up for Mullen’s financials for himself and seeking additional information with respect to certain Mullen lawsuits, Mullen financing commitments, and the status of the due diligence questionnaire. In essence, Mr. Ash asserted that he needed more information. Mr. Firer and Mr. Wolberg responded to these inquiries with certain available information, indicating that they expected more information to be forthcoming from Mullen in due course on some of the issues. Mr. Firer stated his view that Mr. Ash’s role was not to perform due diligence himself but instead to evaluate the due diligence performed by management and other agents of the Company.

The Board also discussed an extension of the exclusivity period in the Letter of Intent, previously referred to as the Term Sheet (the “LOI”) and voted unanimously to approve an amendment to the LOI to extend the exclusivity period by 30 days.

The Board also voted on the appointment of Mr. Roland to the Board. During this discussion, Mr. Ash expressed his need to speak with Mr. Roland to evaluate his financial knowledge since he would be serving on the Audit Committee with Mr. Ash. Mr. Firer responded that Mr. Ash could speak with Mr. Roland, but the vote needed to be held and that all information needed for a decision had already been provided. The Board approved the resolutions relating to Mr. Roland’s appointment, with Mr. Ash voting no.

Three days after the Subsequent Meeting, Mr. Ash submitted his resignation, effective July 13, 2020. Mr. Ash did not state the reasons for his resignation. After Mr. Ash’s resignation, the Board held further meetings and signed unanimous written consents in the ensuing months to approve the merger agreement and other definitive agreements contemplated by the LOI and amendments thereto, all as more fully described in the Definitive Proxy Statement.

On May 10, 2021, the Board appointed a Special Committee of the Board consisting of three independent directors to independently evaluate and, subject to the Special Committee’s discretion, approve and recommend to the Board, the merger and the adoption of the Amended and Restated Agreement and Plan of Merger and its contemplated transactions, including the Private Placement, the Divestiture and the change in control that would result from the contemplated transactions. The Special Committee was appointed to provide an additional review mechanism for the Merger and its associated agreements and transactions. The Special Committee went on to consider and approve the Amended and Restated Agreement and Plan of Merger and its contemplated transactions along with the change in control that would result therefrom.

4.

The following supplemental disclosure replaces in its entirety the last sentence of the first paragraph under the heading “PROPOSAL NO. 8—THE DIVESTITURE PROPOSAL—The Divestiture” on page 116 of the proxy statement/prospectus to clarify that Net Element did not participate in the decision of RBL to assign assets to be acquired pursuant to the Divestiture.

In the ordinary course of business, Net Element processes credit and debit card payment transactions for merchants introduced by various independent sales organizations (“ISOs”), and has purchased books of receivables from such ISOs, including from Argus Merchant Services, LLC (“Argus”). This is the extent of Net Element’s relationship with Argus. It is Net Element’s understanding that upon Net Element divesting its payment processing business to RBL, RBL intends to assign the assets it will receive pursuant to the Divestiture to Argus; however, such assignment, if any, is not a requirement of the Divestiture or its associated agreement. Furthermore, this assignment was not agreed to by Net Element and will not be done at the behest of Net Element. What RBL chooses to do with the assets it acquires pursuant to the Divestiture will be RBL’s decision without any input from Net Element. Net Element is not involved with any of RBL’s decisions regarding how it will manage or assign the assets it receives pursuant to the Divestiture. Net Element has not and will not receive any remuneration for RBL’s decision to assign the assets it will receive pursuant to the Divestiture to Argus.

Pursuant to Alexander Capital’s fairness opinion, Alexander Capital reviewed, among other things, the Merger Agreement and its contemplated transactions, including the Divestiture of Net Element’s payment processing business’s current assets and liabilities, in arriving at its conclusion. Pursuant to Section 3.3 of the Divestiture Agreement, RBL will release Net Element of all of its obligations under the loan agreement with RBL and will assume the assets and liabilities of TOT Group, Inc., which constitutes Net Element’s payment processing business. See “PROPOSAL NO. 1—The Merger Agreement Proposal—Background of the Merger—Opinion of Financial Advisor,” the Merger Agreement, included as Annex A, and the Fairness Opinion of Alexander Capital, included as Annex D, for more information.

5.

The following supplemental disclosure is added after the last paragraph under the heading “MULLEN AUTOMOTIVE BUSINESS—Legal Proceedings—Complaints Related to the Merger” on page 153 of the proxy statement/prospectus and after the last paragraph under the heading “BUSINESS OF NET ELEMENT—Legal Proceedings—Complaints Related to the Merger” on page 190 of the proxy statement/prospectus to provide an update on legal proceedings related to the Merger.

Three additional complaints have been filed in connection with the Merger:

●	Shawn Strickland v. Net Element, Inc., Olga Firer, Jon Najarian, John Roland, and Todd Raarup, filed on August 10, 2021 in the United States District Court for Delaware;
●	Robert Wilhelm v. Net Element, Inc., Oleg Firer, Jon Najarian, John Roland, and Todd Raarup, filed on August 13, 2021 in the United States District Court for the Southern District of New York; and
●	Matthew Whitfield v. Net Element, Inc., Oleg Firer, Jon Najarian, John Roland, and Todd Raarup, filed on August 13, 2021 in the United States District Court for the Eastern District of Pennsylvania.

The complaints allege that the proxy statement/prospectus filed on July 27, 2021 omits or misrepresents material information essential to the vote on the Merger. The complaints seek to enjoin the Merger unless, in the Stickland and Wilhelm cases, the alleged missing material information is distributed to shareholders, or, in the event the Merger is consummated, rescind the Merger and set it aside or award rescissory damages, a declaration that the defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9, and fees and expenses. Whitfield also seeks an order for the defendants to disseminate a 424B3 that does not contain any untrue statements of material facts and that states all material facts required in it or necessary to make the statements contained therein not misleading.

The Company also provided documents in response to a books and records demand from a shareholder of the Company, Len Gordon, and subsequently received a draft complaint (the “Draft Complaint”) from the same. The Draft Complaint has not yet been filed. Nevertheless, Net Element believes the Draft Complaint and the lawsuits are without merit and specifically denies that any supplemental disclosure was or is required under applicable law.

6.

The following supplemental disclosure is added to replace in its entirety the last row of the chart on page 230 under the “DESCRIPTION OF SECURITIES” section of the proxy statement/prospectus to add to the Series A Preferred Stock a liquidation preference of $0.10 senior in priority to the Common Stock.

Liquidation, Dissolution, and Winding Up

Subject to applicable law and the rights, if any, of holders of outstanding Preferred Stock, in the event of Net Element’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Net Element, the holders of the Common Stock will be entitled to receive all the remaining assets of Net Element available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them.

Subject to applicable law, in the event of any Liquidation Event, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the other series of Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share equal to the Series B Original Issue Price plus declared but unpaid dividends. The holders of the Series C Preferred Stock will then be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the Series A Preferred Stock or the Common Stock by reason of their ownership thereof, an amount per share equal to the Series C Original Issue Price plus declared but unpaid dividends. The Series A Preferred Stock will then be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of the Common Stock by reason of their ownership thereof, an amount per share equal to $0.10. Thereafter, any remaining proceeds will be distributed to holders of the Common Stock ratably in proportion to the number of shares of Common Stock held by them, on a fully converted basis. “Liquidation Event” is as defined in the Proposed A&R Charter and, subject to certain exceptions, includes a sale or other disposition of all or substantially all of the company’s assets, certain mergers, consolidations and transfers of securities, and any liquidation, dissolution or winding up of the company.

7.	The following supplemental disclosure is added to the end of Annex A of the proxy statement/prospectus to add the First Amendment to the Restated Merger Agreement.

FIRST AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This First Amendment to the Second Amended and Restated Agreement and Plan of Merger (this “Amendment”) is effective as of August 18, 2021.

WHEREAS, Net Element, Inc., a Delaware corporation (“Parent”), Mullen Acquisition, Inc., a California corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Mullen Technologies, Inc., a California corporation (“Mullen Technologies”), and Mullen Automotive, Inc., a California corporation and a wholly-owned subsidiary of Mullen Technologies (the “Company”), are parties to that certain Second Amended and Restated Agreement and Plan of Merger, dated as of July 20, 2021, (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Subsection (c) of Section 1.04 of the Agreement provides that Parent shall amend its Certificate of Incorporation to, among other things, authorize a sufficient number of shares of three series of preferred stock of Parent with identical rights, preferences and privileges currently afforded holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company.

WHEREAS, the parties wish to amend Subsection (c) of Section 1.04 of the Agreement and Exhibit F to the Agreement (the Parent COI Amendment) to provide that Series A Preferred Stock shall have the liquidation preference as set forth in this Amendment.

WHEREAS, Subsection (b) of Section 6.07 of the Agreement provides that the period during which the Parent shall maintain in effect the current directors’ and officers’ liability insurance policies is at least two years from the Merger Effective Time.

WHEREAS, the parties wish to amend Subsection (b) of Section 6.07 of the Agreement to increase such period to six years from the Merger Effective Time.

WHEREAS, Subsection (b) of Section 8.01 of the Agreement provides that the Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company and/or the stockholders of Parent, by either Parent or the Company if the Merger Effective Time shall not have occurred on or before August 31, 2021 (the “Outside Date”).

WHEREAS, the parties wish to extend the Outside Date subject to the terms detailed herein.

WHEREAS, Section 8.03 of the Agreement permits the Agreement to be amended by amendment in writing signed by Parent, Merger Sub and the Company.

WHEREAS, each of the Parent Board, the Merger Sub Board and the board of directors of the Company has approved and adopted this Amendment.

NOW THEREFORE, in consideration of the mutual covenants contained herein, Parent, Merger Sub and the Company hereby agree that the Agreement shall be amended as follows:

1.           Recitals. All of the recitals contained herein are true and correct and are incorporated herein by this reference.

2.           Amendments.

(a)	Subsection (c) of Section 1.04 of the Agreement is hereby amended and restated in its entirety as follows:

“(c) Parent shall amend its Certificate of Incorporation to (i) authorize a sufficient number of shares of three series of preferred stock of Parent with identical rights, preferences and privileges currently afforded holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company, provided, however, that holders of Series A Preferred Stock shall have the liquidation preference as set forth in Exhibit F attached to this Agreement (upon the Parent Board’s designation of such new series of preferred stock, such stock shall be referred to as “Parent Series A Preferred Stock,” “Parent Series B Preferred Stock” and “Parent Series C Preferred Stock”) and (ii) change its name to “Mullen Automotive, Inc.” (the “Parent COI Amendment”).”

(b)	Subsection (b) of Section 6.07 of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Parent shall maintain in effect for at least six years from the Merger Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions that are not materially less favorable) with respect to matters occurring prior to the Merger Effective Time.”

(c)	Subsection (b) of Section 8.01 of the Agreement is hereby amended and restated in its entirety as follows:

“(b) by either Parent or the Company if the Merger Effective Time shall not have occurred on or before September 15, 2021; or”

(d)

Each of Exhibit F attached to this Agreement and the Parent COI Amendment (set forth in Exhibit F to the Agreement) is hereby amended by amending and replacing subsection (c) to Article III, Section B.2 of the Parent COI Amendment in its entirety as follows:

“Upon the completion of the distribution required by subsections (a) and (b) of this Section 2, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any Proceeds to the holders of the Common Stock, by reason of their ownership thereof, $0.10 per share for each share of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series A Preferred Stock), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (c). Upon the completion of the distribution required by subsection (a), (b) and the first and second sentence of this subsection (c) of this Section 2, any remaining Proceeds available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata, based on the number of shares of Common Stock held by each (assuming full conversion of all such Preferred Stock).”

3.          Limited Effect. Except as expressly amended and modified by this Amendment, the Agreement shall continue to be, and shall remain, in full force and effect in accordance with its terms.

4.          Governing Law. This Amendment and the rights and obligations of the parties hereto shall be construed in accordance with and governed by the internal laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

5.          Counterparts. This Amendment may be executed simultaneously in any number of counterparts. Each counterpart shall be deemed to be an original, and all such counterparts shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment in Portable Document Format (PDF) or by facsimile transmission shall be as effective as delivery of a manually executed original counterpart of this Amendment.

[Signatures are on next page.]

IN WITNESS WHEREOF, the parties to this Amendment have caused their names to be signed hereto by their respective officers thereunto duly authorized as of the date first set forth above.

MULLEN AUTOMOTIVE, INC.

By: /s/ Davod Michery

Name: David Michery

Title: Chief Executive Officer

MULLEN TECHNOLOGIES, INC.

By: /s/ Davod Michery

Name: David Michery

Title: Chief Executive Officer

NET ELEMENT, INC.

By: /s/ Oleg Firer

Name: Oleg Firer

Title: Chief Executive Officer

MULLEN ACQUISITION, INC.

By: /s/ Oleg Firer

Name: Oleg Firer

Title: President

8.

The following supplemental disclosure is added to replace in its entirety subsection (c) to Article III, Section B.2 of the Proposed Amended and Restated Charter on page B-2 of Annex B of the proxy statement/prospectus to add to the Series A Preferred Stock a liquidation preference of $0.10 senior in priority to the Common Stock.

(c) Upon the completion of the distribution required by subsections (a) and (b) of this Section 2, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any Proceeds to the holders of the Common Stock, by reason of their ownership thereof, $0.10 per share for each share of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like with respect to the Series A Preferred Stock), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (c). Upon the completion of the distribution required by subsection (a), (b) and the first and second sentence of this subsection (c) of this Section 2, any remaining Proceeds available for distribution to shareholders shall be distributed among the holders of Common Stock pro rata, based on the number of shares of Common Stock held by each (assuming full conversion of all such Preferred Stock).